UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2019

Commission File Number: 001-36582

Auris Medical Holding AG

(Exact name of registrant as specified in its charter)

Clarendon House, 2 Church Street

Hamilton HM 11, Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

On April 5, 2019, Auris Medical Holding Ltd. (the “Company”) entered into an Amendment No. 1 (the “Amendment”) to that certain Sales Agreement, dated November 30, 2018 (the “Original Agreement” and, together with the Amendment, the “Sales Agreement”) with A.G.P./Alliance Global Partners (“A.G.P.”), as sales agent, in connection with an “at the market offering” under which the Company from time to time may offer and sell common shares of the Company, par value CHF 0.02 per share (the “Common Shares”), having an aggregate offering price of up to $25,000,000 (the “Shares”). Shares sold under the Sales Agreement will be offered and sold pursuant to the Company’s Registration Statement on Form F-3, which was initially filed on November 1, 2018 and declared effective by the Securities and Exchange Commission (the “SEC” on November 14, 2018 (Registration No. 333-228121), as amended by Post-Effective Amendment No. 1 filed on March 20, 2019 and declared effective by the SEC on March 27, 2019 (the “Post-Effective Amendment”) (such registration statement, as so amended, the “Registration Statement”) and the prospectus supplement dated November 30, 2018 (the “Prospectus Supplement”). The Amendment updates the Original Agreement to reflect that on March 18, 2019, the Company changed its jurisdiction of incorporation from Switzerland to Bermuda.

This Report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy the Shares, nor shall there be any offer, solicitation or sale of the Shares in any state or country in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or country.

The Amendment is filed as Exhibit 1.1 to this Report on Form 6-K, and the description of the Amendment is qualified in its entirety by reference to such exhibit. The Amendment is filed with reference to, and is hereby incorporated by reference into, the Registration Statement. The Company previously filed the Original Agreement as Exhibit 1.1 to its Report on Form 6-K filed with the SEC on November 30, 2018.

A copy of the opinion of Conyers Dill & Pearman Limited, relating to the legality of the common shares to be sold pursuant to the Sales Agreement and Registration Statement, is filed as Exhibit 5.1 to this Report on Form 6-K and is filed with reference to, and is hereby incorporated by reference into, the Registration Statement.

INCORPORATION BY REFERENCE

This Report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form F-3 (Registration Number 333-228121) and Form S-8 (Registration Number 333-223855) of Auris Medical Holding Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Auris Medical Holding AG

By:	/s/ Hernan Levett
	Name:	Hernan Levett
	Title:	Chief Financial Officer

Date: April 5, 2019

EXHIBIT INDEX

Exhibit Number	Description
1.1	Amendment No. 1 to Sales Agreement, dated as of April 5, 2019, between Auris Medical Holding Ltd. and A.G.P./Alliance Global Partners
5.1	Opinion of Conyers Dill & Pearman Limited
23.1	Consent of Conyers Dill & Pearman Limited (contained in Exhibit 5.1)

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